UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission File No. 1-09195

KB HOME 401(k) SAVINGS PLAN

(Full title of the plan)

KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE KB Home 401(k) Savings Plan Years ended December 31, 2012 and 2011

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the KB Home 401(k) Savings Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KB Home 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Los Angeles, California
June 26, 2013

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value:
Mutual funds	$95,785,114	$88,414,648
Money market fund	13,913,516	15,052,013
Unitized employer stock fund	8,763,169	4,411,204
	118,461,799	107,877,865
Receivables:
Notes receivable from participants	3,200,897	3,616,391
Participant contributions	10,591	14,269
Employer contributions	6,344	10,720
Other	12,581	14,151
	3,230,413	3,655,531

Total assets	121,692,212	111,533,396

Liabilities
Administrative expenses payable	5,027	5,042
Total liabilities	5,027	5,042
Net assets available for benefits	$121,687,185	$111,528,354

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2012	2011
Additions (Deductions)

Contributions:
Plan participants	$5,168,319	$5,324,715
Employer, net of forfeitures	2,398,235	2,894,197
Rollovers	175,424	457,251
	7,741,978	8,676,163

Investment income (loss):
Interest and dividends	2,533,477	2,374,448
Net appreciation (depreciation) in fair value of investments	16,433,045	(7,855,248)
	18,966,522	(5,480,800)

Interest on notes receivable from participants	143,293	165,773
Benefits paid to participants	(16,667,189)	(15,951,082)
Administrative expenses	(25,773)	(35,087)

Net increase (decrease) in net assets available for benefits	10,158,831	(12,625,033)

Net assets available for benefits

Beginning of year	111,528,354	124,153,387
End of year	$121,687,185	$111,528,354

See accompanying notes to financial statements.

KB Home 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan
General

The following description of the KB Home 401(k) Savings Plan (the Plan) provides only general information. Eligible employees of KB Home (the Company) who elect to participate in the Plan (each, a Participant) should refer to the governing Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan in which all eligible employees of the Company may participate beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may contribute to the Plan up to 25% of their annual eligible compensation on a pretax basis. Participants may also contribute up to an additional 15% of their annual eligible compensation on an after-tax basis. All contributions are made in whole percentages through payroll deductions. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Internal Revenue Code (the Code).

Each Participant whose designated per payroll period contribution rate is at least 6%, who has attained (or will attain) age 50 before the close of a Plan year and whose contributions for the Plan year will exceed the limits of Code Section 402(g) or other Plan limits, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v).

Unless otherwise determined by its Board of Directors, at each applicable payroll period, the Company will match 100% of a Participant’s pretax contribution up to 6% of their eligible compensation for that payroll period (for Participants who are sales representatives, at each applicable payroll period, the Company will match 100% of pretax contributions up to 6% of their eligible compensation for that payroll period on up to $50,000 of such eligible compensation per year).

The Plan accepts rollover contributions transferred from other qualified retirement plans or from individual retirement accounts, subject to the applicable provisions of the Plan.

Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the Trustee). Participants may direct the investment of their contributions among one or more of the several options offered under the Plan, and may elect to change the investment of their contributions or to transfer all or part of their individual Plan account balances among such options, subject in each case to applicable conditions and limitations established under the Plan.

Effective January 3, 2012, the Plan was amended to, among other things, limit the amount a Participant can contribute and/or transfer from another Plan investment option into the Plan's unitized employer stock fund (the KB Home Stock Fund). On or after January 3, 2012, each Participant can invest no more than 20% of new Plan contributions in the KB Home Stock Fund, and cannot transfer funds from another Plan investment option into the KB Home Stock Fund if the transfer would cause the proportionate value of the Participant’s overall Plan account balance that is invested in the KB Home Stock Fund to exceed 20%.

KB Home 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan (continued)
Vesting

Participants are immediately vested in their contributions and the earnings thereon. Subject to applicable Internal Revenue Service (IRS) rules and regulations, Company matching contributions and the earnings thereon are 100% vested to Participants after five years of service.

Notes Receivable from Participants

Subject to the provisions of the Plan, a Participant may borrow up to 50% of the vested balance in the Participant’s Plan account not to exceed $50,000 in any one-year period. The minimum amount of any such loan is $1,000. Loans must be repaid within five years unless a loan is used to purchase a Participant’s principal residence, in which case, the loan must be repaid within 15 years. The loans are secured by the vested balance in the borrowing Participant’s Plan account and bear interest at the prime rate plus 1%, as of the last day of the preceding calendar quarter in which a loan was made. Loans are generally repaid through payroll deductions. Loans not repaid within the timeframe specified by the Plan are considered to be in default and treated as a distribution to the Participant.

Distributions and Withdrawals

Participants who terminate their employment with the Company may elect to withdraw or rollover their contributions, vested Company matching contributions, and related earnings thereon. Vested Plan account balances totaling $1,000 or less will be distributed as a lump-sum payment, and vested Plan account balances totaling more than $1,000, but less than $5,000 will be rolled into an individual retirement account. Such withdrawals or rollovers to an individual retirement account may be processed without a formerly employed Participant’s consent. Vested Plan account balances totaling $5,000 or more may be kept in the Plan. Participants may take hardship withdrawals from their Plan account balances subject to the limitations and requirements of the Plan. Participants must pay any outstanding loans under the Plan in full upon their termination of service with the Company.

Forfeitures

Unvested Company contributions for formerly employed Participants are forfeited and used by the Company in the following order: a) to restore the employer match and profit-sharing subaccounts of former Participants, if any; b) to reduce matching contributions for the Plan year allocated to the Participants’ employer match subaccounts in the same manner as matching contributions are allocated for the Plan year; c) to add to the profit-sharing contributions for the Plan year, if any; and d) to pay expenses of the Plan. For the Plan years ended December 31, 2012 and 2011, the Company used $806,857 and $553,607, respectively, of forfeitures to offset matching contributions. The forfeiture balances available to offset future matching contributions were $553 and $412,825 at December 31, 2012 and 2011, respectively.

Administrative Expenses

Certain administrative expenses of the Plan, such as recordkeeping fees, are paid directly by the Company. Other administrative expenses arising from Participants’ individual investment elections or transactions under the Plan, such as from the administration of Participant loans, Plan account withdrawals, and the administration of the KB Home Stock Fund, are paid directly by such Participants.

KB Home 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan (continued)
Plan Termination

As of the date of this report, the Company expects and intends to continue the Plan, but it reserves the right to amend, suspend or terminate the Plan (in whole or in part) at any time. In the event of Plan termination, the Plan account balances of the individuals who are Participants at that time, if not already so, shall become 100% vested and not subject to forfeiture.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The financial statements are based on information provided to Plan management by the Trustee. Certain adjustments have been made to the information provided by the Trustee in order for the financial statements to conform to the accrual basis of accounting and U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3. Fair Value Measurements for the fair value measurement disclosures associated with the investments held by the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when earned.

Distributions

Distributions of Plan benefits to Participants who withdraw from the Plan are recorded when distributed.

KB Home 401(k) Savings Plan
Notes to Financial Statements

3.    Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides a framework for measuring the fair value of assets and liabilities under GAAP, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2
Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The following table presents the Plan’s fair value hierarchy and its financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Fair Value
Description	Hierarchy	December 31, 2012	December 31, 2011
Money market fund	Level 1	$13,913,516	$15,052,013
Mutual funds:
Domestic stock funds	Level 1	57,010,828	54,560,417
International stock funds	Level 1	9,318,169	8,452,870
Bond funds	Level 1	11,814,476	9,228,055
Balanced funds	Level 1	17,460,053	15,998,770
Participant-directed brokerage account investments	Level 1	181,588	174,536
KB Home Stock Fund:
KB Home Common Stock	Level 1	8,363,003	4,203,945
Fidelity Interest-Bearing Cash	Level 2	400,166	207,259
		$118,461,799	$107,877,865

The fair value of the money market fund and mutual funds (including the Participant-directed brokerage account investments) are determined based on quoted market prices. The fair value of the KB Home Stock Fund is determined by the Trustee based on the combined fair value of the fund’s underlying common stock and cash positions. The fair value of the fund’s underlying common stock position is based on quoted market prices. The fair value of the fund’s underlying cash position is valued at its carrying value, which approximates market value.

KB Home 401(k) Savings Plan
Notes to Financial Statements

4.	Investments

The following table presents the fair value of the individual investments held by the Plan that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	December 31,
	2012	2011

Aston/Fairpointe Mid Cap Fund Class Institutional	$7,647,638	$7,809,535
Dimension US Large Cap Value	7,932,287	6,922,731
Fidelity Contrafund	25,622,126	24,779,724
Fidelity Retirement Money Market	13,913,516	15,052,013
PIMCO Total Return Fund Administration Class	11,814,476	9,228,055
Spartan 500 Index – Institutional Class	11,567,116	11,376,330
KB Home Stock Fund:
KB Home Common Stock	8,363,003	*
* Represents less than 5% of the Plan’s net assets at the measurement date.
In August 2011, the Plan began offering a Participant-directed brokerage account. If elected, a Participant-directed brokerage account, which is administered by the Trustee, allows the Participant to direct the investment of the Participant’s contributions to the Plan among various mutual fund options offered by the Trustee, including mutual funds that are not otherwise offered as investment options under the Plan, subject to certain minimum investment and withdrawal requirements and an overall investment limit of not more than 50% of the value of the Participant’s Plan account balance. Participant-directed brokerage accounts are not monitored or managed by the Company or the Plan.

The following table presents the net appreciation (depreciation) in fair value of investments held by the Plan (including investments bought, sold, and held during the year) for the Plan years ended December 31, 2012 and 2011:

	Years ended December 31,
	2012	2011

Mutual funds	$11,092,654	$(4,715,707)
KB Home Stock Fund	5,340,393	(3,139,541)
Total	$16,433,047	$(7,855,248)

5.	Risks and Uncertainties

The Plan’s concentrations of credit and market risk are dictated by its terms, as well as by ERISA, and the investments directed by individual Participants in various mutual funds and other securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with

KB Home 401(k) Savings Plan
Notes to Financial Statements

5.	Risks and Uncertainties (continued)

certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ individual Plan account balances and the amounts reported in the financial statements of the Plan.

6.	Tax Status of the Plan

The Plan has received a determination letter from the IRS dated January 23, 2009 stating that the Plan is qualified under Code Section 401(a) and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS. The Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2008.

7.	Related Party and Party-in-Interest Transactions

Investments held by the Plan include shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments held by the Plan. An investment held by the Plan also includes the common stock of the Company. The transactions associated with these investments qualify as exempt party-in-interest transactions under ERISA.

8.	Reconciliation to Form 5500

The following table presents a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the Plan’s financial statements	$121,687,185	$111,528,354
Less benefits payable at end of year	-	(24,422)
Net assets available for benefits per the Plan’s Form 5500	$121,687,185	$111,503,932

KB Home 401(k) Savings Plan
Notes to Financial Statements

8.	Reconciliation to Form 5500 (continued)

The following table presents a reconciliation of Participant contributions per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2012	2011

Contributions per the Plan’s financial statements	$7,741,978	$8,676,163
Add employer contributions receivable at beginning of year	-	20,636
Contributions per the Plan’s Form 5500	$7,741,978	$8,696,799

The following table presents a reconciliation of benefits paid to Participants per the Plan’s financial statements to the Plan’s Form 5500:

	Years ended December 31,
	2012	2011

Benefits paid to Participants per the Plan’s financial statements	$16,667,189	$15,951,082
Less benefits payable at the beginning of year	(24,422)	-
Add benefits payable at end of year	-	24,422
Benefits paid to Participants per the Plan’s Form 5500	$16,642,767	$15,975,504

9. Subsequent Events

Effective May 9, 2013, the KB Home Stock Fund was converted to the KB Home Real-Time Traded Stock Fund, and Participant Plan account balances invested in the KB Home Stock Fund were transferred to the KB Home Real-Time Traded Stock Fund. With the conversion, Participant Plan account balances in the KB Home Real-Time Traded Stock Fund represent investments in shares of the common stock of the Company rather than in units composed of such common stock and cash. Participant contributions to and transactions in the KB Home Real-Time Traded Stock Fund are direct investments and transactions in shares of the common stock of the Company, and investments in the KB Home Real-Time Traded Stock Fund will be valued at the then-current market price per share instead of a composed unit price. The contribution and intra-Plan transfer limitations instituted for the KB Home Stock Fund, as described in Note 1. Description of the Plan, apply to the KB Home Real-Time Traded Stock Fund.

Plan management has evaluated subsequent events in respect of the Plan through the filing of the Plan’s financial statements with the Securities and Exchange Commission and did not identify any events that would require an adjustment to the financial statements or, except as provided above, to the accompanying disclosures.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267 Plan Number: 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value
American Beacon	American Beacon Small Cap Value	145,054.416	**	$3,089,659
Aston Asset Management	Aston/Fairpointe Mid Cap Fund Class Institutional	225,994.019	**	7,647,638
Dimension Capital Management	Dimension US Large Cap Value	346,388.083	**	7,932,287
Fidelity Investments*	Fidelity BrokerageLink	71,082.398	**	181,588
Fidelity Investments*	Fidelity Contrafund	330,309.734	**	25,622,126
Fidelity Investments*	Fidelity Freedom Income	62,608.745	**	733,148
Fidelity Investments*	Fidelity Freedom 2000	53,856.622	**	666,206
Fidelity Investments*	Fidelity Freedom 2010	114,656.658	**	1,618,952
Fidelity Investments*	Fidelity Freedom 2020	319,397.052	**	4,570,572
Fidelity Investments*	Fidelity Freedom 2030	322,224.596	**	4,585,256
Fidelity Investments*	Fidelity Freedom 2040	639,941.815	**	5,285,919
Fidelity Investments*	Fidelity Retirement Money Market	13,913,516.080	**	13,913,516
Harbor Funds	Harbor International	84,534.068	**	5,251,256
Lazard Asset Management	Lazard Emerging Markets Equity Fund Class Institutional	208,132.708	**	4,066,913
Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	1,051,109.991	**	11,814,476
Fidelity Investments*	Spartan 500 Index – Institutional Class	229,097.159	**	11,567,116
TCW Investment Management	TCW Small Cap Growth Fund Class I	21,966.034	**	588,690
Vanguard Group	Vanguard Short-Term Investment-Grade Fund Investor Shares	52,014.005	**	563,312
KB Home*	KB Home Stock Fund:
KB Home*	KB Home Common Stock	529,304.000	**	8,363,003
Fidelity Management Trust Company	Fidelity Interest-Bearing Cash	400,165.540	**	400,166
Notes receivable from Participants*	Individual notes receivable from Participants with interest rates ranging from 4.25% to 9.25% and maturity dates through 2027			3,200,897
				$121,662,696
*Party-in-interest to the Plan.
**Participant-directed investments, cost information omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401(k) Savings Plan By: KB Home Plan Administrator

Dated:	June 26, 2013	By: /s/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page

23.1	Consent of Independent Registered Public Accounting Firm	15